[LETTERHEAD OF CHESAPEAKE LODGING TRUST]

March 20, 2015

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust (the “Trust”)
Preliminary Proxy Statement

Ladies and Gentlemen:

Pursuant to Note 4 to Paragraph (a) of Rule 14a-6, please be advised that the above-captioned filing is being submitted in preliminary form only because the Trust has commented on and referred to the solicitation in opposition commenced by Unite Here in its preliminary proxy materials filed March 3, 2015.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (410) 972-4144 or by e-mail at gwootten@cltreit.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Graham J. Wootten

Graham J. Wootten

Senior Vice President,

Chief Accounting Officer and Secretary

Chesapeake Lodging Trust

cc:	Kevin L. Vold
Polsinelli PC